
03051683

UF 9-4-03

[ited] STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8- 38756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bahman Mossavar-Rahmani (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bahman Mossavar-Rahmani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

ARETHA THOMAS McLEAN
01MC5083290
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires 08/11/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED JUNE 30, 2003

UNITED AMERICAN SECURITIES, INC.

JUNE 30, 2003

TABLE OF CONTENTS


Eichler Bergsman & Co., LLP
Certified Public Accountants
1375 Broadway • 16th Floor • New York, New York 10018-7010
Tel 212-869-3333 Fax 212-764-3060

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc., (the "Company") as of June 30, 2003, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United American Securities, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

New York, New York
August 22, 2003

UNITED AMERICAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

Assets	
Cash and cash equivalents (Notes 2 and 7)	$ 151,422
Deposit with clearing broker	25,000
Accounts receivable	289,589
Securities owned (Note 2)	144,671
Furniture, computer equipment, and software (less accumulated depreciation of $43,870) (Note 2)	21,511
Investment in affiliated entities (Note 2)	9,876
Deposits, prepaid taxes, and other	80,020
Total assets	$ 722,089

Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 73,734
Deferred income taxes (Note 6)	86,000
Total liabilities	159,734
Stockholders' equity	562,355
Total liabilities and stockholders' equity	$ 722,089

UNITED AMERICAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
JUNE 30, 2003

Revenues:		
Investment advisory fees (Note 2)	$ 942,943	
Less: investment solicitors fee	89,158	$ 853,785
Commissions	69,079	
Less: clearing and execution charges	72,974	(3,895)
Equity in income and (loss) in affiliated entities		(6,689)
Dividends and interest		5,962
Unrealized gains		4,653
Other		522
Total		854,338
Expenses:		
Employee compensation and benefits		440,046
Insurance		28,300
Telephone and communications		10,737
Consulting		71,561
Professional fees		83,954
Depreciation		16,762
Rent		61,166
Office expenses and supplies and miscellaneous		80,750
Total		793,276
Net income before provision for income taxes		61,062
Provision for income taxes - current	8,000	
- deferred (Note 6)	10,000	18,000
Net income		$ 43,062

The accompanying notes are an integral part of these financial statements

UNITED AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock $1.00 Par Value 40,000 Shares Authorized		Paid-in Capital	Treasury Stock		Retained Earnings	Total
	Number	Dollars		Number	Dollars		
Balance at July 1, 2002	818	$ 478	$ 281,882	(340)	$ (289,710)	$ 564,643	$557,293
Prior Period Adjustment						(38,000)	(38,000)
Retained earnings as adjusted						526,643	519,293
Net income						43,062	43,062
Balance at June 30, 2003	818	$ 478	$ 281,882	(340)	$ (289,710)	$ 569,705	$562,355

UNITED AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
JUNE 30, 2003

Cash flows from operating activities:	
Net income	$ 43,062
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	16,762
Increase in deposits, prepaid expenses, and other	(48,610)
Increase in accounts receivable	(49,469)
Increase in deferred taxes payable	10,000
Increase in payables and accrued expense	7,224
Decrease in investment partnership	292,668
Prior year adjustment	(38,000)
Increase in investment in securities	(144,671)
Net cash provided by operating activities	88,966
Cash and cash equivalents, beginning of year	62,456
Cash and cash equivalents, end of year	$ 151,422

Supplemental cash flow information:	
Income taxes paid	$ 108,105
Interest	$ -

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearance agreement, and to its prime broker's discount division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income and related clearing expenses are recognized as securities transactions occur.

Investment advisory fees are based on the portfolio balances and billed to the customer at the end of each calendar quarter, and recorded as income when accrued.

The Company is a partner in an investment Partnership which records its portfolio on a mark to market basis. The Company records its pro rata share in the income and net assets on that basis.

Unrealized gain on securities investments is determined by including unrealized gains and losses as securities are valued at the last sale price as listed on a national securities exchange.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNITED AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property and Equipment

Property and equipment are carried at cost while maintenance and repairs are expensed currently. The provision for depreciation is based primarily on straight-line or accelerated methods for financial statement and tax purposes based upon the estimated useful lives of the assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

NOTE 3 - LEASE COMMITMENTS

The Company leases its office facility under an operating lease expiring on March 31, 2008, with an option to cancel after three years, at an annual rental of $57,500.

NOTE 4 - PRIOR PERIOD ADJUSTMENT

The prior period adjustment resulted from a correction of income tax accruals of the prior year.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2003 the Company had net capital of $178,225, which exceeded its minimum requirement by $173,225.

UNITED AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 6 - DEFERRED TAXES

Deferred taxes are as a result of timing differences because the tax reporting is on a cash basis rather than the accrual method used for accounting. In addition, deferred taxes are accrued on the unrealized gains of the securities owned.

NOTE 7 - CASH ACCOUNTS

The Company maintains its cash accounts in a bank and a brokerage company. Accounts are insured up to $100,000 at the bank by the FDIC, and up to $100,000 by SIPC (Securities Investors Protection Corporation) at the brokerage company. There was no uninsured cash at June 30, 2003.

UNITED AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2003

NET CAPITAL

Stockholders' Equity		$ 562,355
Deductions		
Non-allowable assets		
Fixed assets	$ 21,511	
Deposits, prepaid expenses, and other investments	80,020	
Receivables over 30 days	245,589	
Total deductions		347,120
Net capital before haircuts		215,235
Haircut on marketable securities		37,010
Net capital		178,225
Minimum net capital requirement - the greater of 6⅔% Of aggregate indebtedness of $73,734 or $5,000		5,000
Excess net capital		$ 173,225
Schedule of aggregate indebtedness:		
Accrued expenses and other liabilities		$ 73,734
Ratio of net capital to aggregate indebtedness		2.35 to 1

The difference of $32,400 between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA filed as of June 30, 2003 is as a result of year end audit adjustments as follows:

Net worth was increased for year end tax accrual adjustments of $17,412. The fixed asset charge was reduced because of year end depreciation adjustments of $16,331. The charge for other unallowable deposit was reduced by $5,826 because of correction of bookkeeping postings. The unallowable receivables over 30 days old were increased by $10,588, and the haircut calculation was lowered by $3,420 due to a correction in the calculation.

UNITED AMERICAN SECURITIES, INC.

STATEMENT REGARDING SEC RULE 15c3-3
JUNE 30, 2003

The Company is exempt from the requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of that rule.

UNITED AMERICAN SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2003



PROCESSING
SEC MAIL
SECTION
SEP 0 2 2003
WASH., D.C.

UNITED AMERICAN SECURITIES, INC.

JUNE 30, 2003

TABLE OF CONTENTS


Eichler Bergsman & Co., LLP
Certified Public Accountants
1375 Broadway • 16th Floor • New York, New York 10018-7010
Tel 212-869-3333 Fax 212-764-3060

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
United American Securities, Inc.

In planning our audit of the financial statements and supplemental schedule of United American Securities, Inc. (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eichler, Bergsman + Co., LLP

New York, New York
August 22, 2003